Exhibit 99

FPL Group, Inc.
Corporate Communications Dept.
Media Line: (305) 552-3888
January 21, 2005

FOR IMMEDIATE RELEASE

FPL Group reports 2004 fourth quarter earnings

JUNO BEACH, Fla. - FPL Group, Inc. (NYSE: FPL) today reported 2004 fourth quarter net income on a GAAP basis of $173 million, or $0.94 per share, compared with $145 million or $ 0.81 per share, in the fourth quarter of 2003. FPL Group's net income for the fourth quarter 2004 included a net unrealized loss of $2 million after-tax associated with the mark-to-market effect of non-qualifying hedges. The results of last year's fourth quarter included a net unrealized gain of $12 million after-tax associated with the mark-to-market effect of non-qualifying hedges.

Excluding the mark-to-market effect on non-qualifying hedges, FPL Group's earnings would have been $175 million or $0.95 per share for the fourth quarter of 2004, compared with $133 million or $0.74 per share, in the fourth quarter of 2003.

For the full year 2004, FPL Group reported net income on a GAAP basis of $887 million or $4.91 per share, compared with $890 million or $5.00 per share in 2003.

FPL Group's results for the full year 2004 included a net unrealized loss of $3 million after-tax associated with the mark-to-market effect of non-qualifying hedges. Results for the full year 2003 included an after-tax charge of $3 million or $0.02 per share due to a change in accounting principle (FIN 46 – Consolidation of Variable Interest Entities); and a net unrealized gain of $22 million after-tax or $0.13 per share associated with the mark-to-market effect of non-qualifying hedges.

Excluding the mark-to-market effect of non-qualifying hedges, FPL Group's 2004 earnings would have been $890 million, or $4.93 per share for the full year, compared with $871 million, or $4.89 per share, for the full year 2003. FPL Group's management uses adjusted earnings internally for financial planning, for analysis of performance, for reporting of results to the Board of Directors and for the company's employee incentive compensation plan. FPL Group also uses earnings expressed in this fashion when communicating its earnings outlook to analysts and investors. FPL Group management believes that adjusted earnings provide a more meaningful representation of FPL Group's fundamental earnings power.

"Although 2004 will be remembered for an unprecedented hurricane season it was also a year of significant achievement for FPL Group. We continued to profitably grow our business, improved our financial strength and flexibility and increased our dividend twice to provide more immediate value to our shareholders," said Lew Hay, chairman and chief executive officer. "Florida Power & Light continued to enjoy solid customer growth, while FPL Energy performed remarkably well during the year and continues to benefit from its industry leading wind portfolio, outstanding operational performance and successful execution of its disciplined hedging strategy.

"Our results for the fourth quarter contain a number of unusual items that are included in GAAP and adjusted earnings results. At the FPL Group level these items largely offset but they do impact the contribution for each business segment. While our reported results are complicated by these unusual items our underlying business performance was in-line with our expectations."

Florida Power & Light
Fourth quarter 2004 net income for Florida Power & Light, FPL Group's principal subsidiary, was $164 million or $0.90 per share, compared to $122 million or $0.68 per share from the prior year quarter. For the full year, net income increased to $749 million or $4.14 per share, compared to $733 million or $4.12 per share in 2003. Included in the 2004 amount is a $0.07 per share benefit from the settlement of the shareholder litigation.

Florida Power & Light continued to enjoy strong customer growth during the fourth quarter of 2004. The average number of FPL customer accounts increased by 94,000 or 2.3 percent. For the full year, the average number of FPL customer accounts increased by 107,000, an increase of 2.6 percent.

For the fourth quarter of 2004, operations and maintenance (O&M) expense was down on a comparative basis due primarily to the receipt of funds associated with the settlement of the shareholder litigation and certain reductions in O&M related to clauses. Smaller impacts also contributing to the lower O&M included the timing of plant outages, improved workers' compensation experience and certain legal expenses.

For the full year, O&M expense was down due primarily to the receipt of funds associated with the shareholder litigation. In addition, legal expenses were lower in 2004. Looking ahead, the company said it expects to see continued upward trends in nuclear maintenance, insurance and employee related costs as well as some increases in fossil generation O&M as a number of older units go through major overhauls.

Depreciation expense was down for the quarter as a result of certain items being fully depreciated quarter over quarter. In addition, construction of power delivery projects was somewhat delayed by the impact of the hurricanes and plant in service growth was lower than it otherwise would have been.

Depreciation for the full year was up compared to the full year 2003 reflecting investment in new power plants and delivery systems to help meet the continued growth in Florida.

"Although we are encouraged by the continued customer growth experienced during the fourth quarter and for the full year 2004, we remain uncertain as to the overall impact last year's hurricane season will have on Florida Power & Light's short-term revenue growth," said Hay. "As we begin 2005, we continue to believe that the medium and longer term growth prospects in our service territory are good. We remain prepared to continue making significant investments to support growth while being flexible in the short term."

During the year, the company continued work to add generation capacity to meet the needs of its customers. New gas-fired combined cycle generation units at its power plant sites in

Martin and Manatee counties will add 1,900 megawatts of capacity in mid-2005. In addition, the Florida Public Service Commission approved the proposed 1,100-megawatt gas-fired power plant at FPL's Turkey Point site as the best most cost-effective project to meet customer needs for electricity beginning in 2007. Additional reviews and approvals are needed from several state and federal agencies, and a final decision on the project is expected from the governor and Cabinet early this year.

FPL Energy

FPL Energy, the wholesale generation subsidiary of FPL Group, reported a fourth quarter 2004 net loss on a GAAP basis of $11 million or negative $0.06 per share, compared to income of $38 million or $0.21 per share in the prior-year quarter.

FPL Energy's net income for the fourth quarter 2004 included a net unrealized loss of $2 million after-tax associated with the mark-to-market effect of non-qualifying hedges. The results of last year's fourth quarter included a net unrealized gain of $12 million after-tax associated with the mark-to-market effect of non-qualifying hedges.

Excluding the mark-to-market effect of non-qualifying hedges, earnings would have been a loss of $9 million or a negative $0.05 per share for 2004, compared to income of $26 million or $0.14 per share in 2003.

For the full year 2004, FPL Energy reported net income on a GAAP basis of $172 million or $0.95 per share, compared to $194 million or $1.09 per share in 2003.

FPL Energy's results for the full year 2004 included a net unrealized loss of $3 million after-tax associated with the mark-to-market effect of non-qualifying hedges. Results in the full year 2003 included an after-tax charge of $3 million or $0.02 per share due to a change in accounting principle (FIN 46 – Consolidation of Variable Interest Entities); and a net unrealized gain of $22 million after-tax or $0.13 per share associated with the mark-to-market effect of non-managed hedges.

Excluding the mark-to-market effect of non-qualifying hedges, FPL Energy's earnings would have been $175 million or $0. 97 per share for the full year 2004, compared with $175 million or $0.98 per share for the full year 2003.

During the quarter, FPL Energy began commercial operation of its 744-megawatt natural gas-fired Marcus Hook power plant in Pennsylvania and restructured the steam sales agreement associated with the plant which resulted in an after-tax loss of approximately $48 million on this restructuring. The transaction is expected to improve both cash flow and net income going forward.

New wind projects, the absence of an outage at the Seabrook Station and improvements among older assets associated with prior contract restructurings all had a positive impact on the fourth quarter of 2004.

Increased interest expense associated with the expansion of FPL Energy's asset base was somewhat offset by the partial recovery of a legal judgment related to the Karaha Bodas project.

For the full year 2004, FPL Energy's adjusted earnings were down slightly due primarily to the Marcus Hook contract restructuring. Full year 2004 results were positively impacted by new wind projects added in 2003, a strong operating performance across the portfolio, improved market conditions in NEPOOL and the commencement of a contract on the remaining 50 percent of capacity at FPL Energy's peaking facility in Alabama.

"FPL Energy had an outstanding year in 2004 with significant contributions from both its existing portfolio and new investments," Hay said. "Looking ahead, we expect to benefit from new wind projects, (of which we already have approximately 220 megawatts under construction), an uprate of capacity at the Seabrook Station and continued outstanding operational performance across the fleet. With more than 85 percent of our expected gross margin from our generation fleet already hedged, we feel very good about 2005 at FPL Energy."

Corporate and Other
Corporate and Other's contribution to net income was $20 million or $0.10 per share in the fourth quarter of 2004. The Corporate and Other category was favorably impacted in the fourth quarter by certain state tax benefits resulting from FPL Energy's growth throughout the United States. FPL FiberNet, an FPL Group subsidiary that provides fiber-optic networks and related services in Florida, had a net loss of $3 million or negative $0.02 per share for the quarter. For the full year, Corporate and Other negatively impacted net income by $34 million or a loss of $0.18 per share. Contributing to that loss, FPL FiberNet negatively impacted net income by $9 million or a loss of $0.05 per share. The company said it expects FPL FiberNet to record modestly negative results in 2005 but remain cash flow positive.

Outlook for 2005
The company also reaffirmed its earnings guidance for 2005 of $5.00 to $5.20 per share excluding the cumulative effect of adopting new accounting standards, as well as the mark-to-market effect of non-qualifying hedges, neither of which can be determined at this time. The company said its forecast for 2005 reflects continued customer growth at Florida Power & Light and normal weather at both the utility and FPL Energy. The company said it expects earnings contributions from Florida Power & Light in the range of $3.95 to $4.10, from FPL Energy of $1.30 to $1.45, and a negative impact from Corporate & Other of $0.30 to $0.35 per share.

FPL Group's fourth quarter earnings conference call is scheduled for 9 a.m. ET on Friday, January 21, 2005. The webcast is available on FPL Group's website by accessing the following link, http://www.FPLGroup.com/investor/contents/investor_index.shtml

This press release should be read in conjunction with the attached unaudited financial information.

Profile

FPL Group, with annual revenues of more than $10 billion, is nationally known as a high-quality, efficient, and customer-driven organization focused on energy-related products and services. With a growing presence in 26 states, it is widely recognized as one of the country's premier power companies. Its principal subsidiary, Florida Power & Light Company, serves more than 4.2 million customer accounts in Florida. FPL Energy, LLC, an FPL Group energy-generating subsidiary, is a leader in producing electricity from clean and renewable fuels. Additional information is available on the Internet at www.FPLGroup.com, www.FPL.com and www.FPLEnergy.com.

CAUTIONARY STATEMENTS AND RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (Reform Act), FPL Group, Inc. (FPL Group) and Florida Power & Light Company (FPL) are hereby filing cautionary statements identifying important factors that could cause FPL Group's or FPL's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made by or on behalf of FPL Group and FPL in this press release, in response to questions or otherwise. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as will likely result, are expected to, will continue, is anticipated, believe, could, estimated, may, plan, potential, projection, target, outlook) are not statements of historical facts and may be forward-looking. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the following important factors (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could cause FPL Group's or FPL's actual results to differ materially from those contained in forward-looking statements made by or on behalf of FPL Group and FPL.

Any forward-looking statement speaks only as of the date on which such statement is made, and FPL Group and FPL undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

The following are some important factors that could have a significant impact on FPL Group's and FPL's operations and financial results, and could cause FPL Group's and FPL's actual results or outcomes to differ materially from those discussed in the forward-looking statements:

- FPL Group and FPL are subject to changes in laws or regulations, including the Public Utility Regulatory Policies Act of 1978, as amended (PURPA), and the Public Utility Holding Company Act of 1935, as amended (Holding Company Act), changing governmental policies and regulatory actions, including those of the Federal Energy Regulatory Commission (FERC), the Florida Public Service Commission (FPSC) and the utility commissions of other states in which FPL Group has operations, and the U.S. Nuclear Regulatory Commission (NRC), with respect to, among other things, allowed rates of return, industry and rate structure, operation of nuclear power facilities, operation and construction of plant facilities, operation and construction of transmission facilities, acquisition, disposal, depreciation and amortization of assets and facilities, recovery of fuel and purchased power costs, decommissioning costs, return on common equity and equity ratio limits, and present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs). The FPSC has the authority to disallow recovery by FPL of costs that it considers excessive or imprudently incurred.

- The regulatory process generally restricts FPL's ability to grow earnings and does not provide any assurance as to achievement of earnings levels.

- FPL Group and FPL are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, wildlife mortality, natural resources and health and safety that could, among other things, restrict or limit the output of certain facilities or the use of certain fuels required for the production of electricity and/or increase costs. There are significant capital, operating and other costs associated with compliance with these environmental statutes, rules and regulations, and those costs could be even more significant in the future.

- FPL Group and FPL operate in a changing market environment influenced by various legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the energy industry, including deregulation of the production and sale of electricity. FPL Group and its subsidiaries will need to adapt to these changes and may face increasing competitive pressure.

- FPL Group's and FPL's results of operations could be affected by FPL's ability to renegotiate franchise agreements with municipalities and counties in Florida.

- The operation of power generation facilities involves many risks, including start up risks, breakdown or failure of equipment, transmission lines or pipelines, use of new technology, the dependence on a specific fuel source or the impact of unusual or adverse weather conditions (including natural disasters such as hurricanes), as well as the risk of performance below expected or contracted levels of output or efficiency. This could result in lost revenues and/or increased expenses. Insurance, warranties or performance guarantees may not cover any or all of the lost revenues or increased expenses, including the cost of replacement power. In addition to these risks, FPL Group's and FPL's nuclear units face certain risks that are unique to the nuclear industry including the ability to store and/or dispose of spent nuclear fuel, as well as additional regulatory actions up to and including shutdown of the units stemming from public safety concerns, whether at FPL Group's and FPL's plants, or at the plants of other nuclear operators. Breakdown or failure of an FPL Energy, LLC (FPL Energy) operating facility may prevent the facility from performing under applicable power sales agreements which, in certain situations, could result in termination of the agreement or incurring a liability for liquidated damages.

- FPL Group's and FPL's ability to successfully and timely complete their power generation facilities currently under construction, those projects yet to begin construction or capital improvements to existing facilities is contingent upon many variables and subject to substantial risks. Should any such efforts be unsuccessful, FPL Group and FPL could be subject to additional costs, termination payments under committed contracts, and/or the write-off of their investment in the project or improvement.

- FPL Group and FPL use derivative instruments, such as swaps, options, futures and forwards to manage their commodity and financial market risks, and to a lesser extent, engage in limited trading activities. FPL Group could recognize financial losses as a result of volatility in the market values of these contracts, or if a counterparty fails to perform. In the absence of actively quoted market prices and pricing information from external sources, the valuation of these derivative instruments involves management's judgment or use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts. In addition, FPL's use of such instruments could be subject to prudency challenges and if found imprudent, cost recovery could be disallowed by the FPSC.

- There are other risks associated with FPL Group's non-rate regulated businesses, particularly FPL Energy. In addition to risks discussed elsewhere, risk factors specifically affecting FPL Energy's success in competitive wholesale markets include the ability to efficiently develop and operate generating assets, the successful and timely completion of project restructuring activities, maintenance of the qualifying facility status of certain projects, the price and supply of fuel, transmission constraints, competition from new sources of generation, excess generation capacity and demand for power. There can be significant volatility in market prices for fuel and electricity, and there are other financial, counterparty and market risks that are beyond the control of FPL Energy. FPL Energy's inability or failure to effectively hedge its assets or positions against changes in commodity prices, interest rates, counterparty credit risk or other risk measures could significantly impair FPL Group's future financial results. In keeping with industry trends, a portion of FPL Energy's power generation facilities operate wholly or partially without long-term power purchase agreements. As a result, power from these facilities is sold on the spot market or on a short-term contractual basis, which may affect the volatility of FPL Group's financial results. In addition, FPL Energy's business depends upon transmission facilities owned and operated by others; if transmission is disrupted or capacity is inadequate or unavailable, FPL Energy's ability to sell and deliver its wholesale power may be limited.

- FPL Group is likely to encounter significant competition for acquisition opportunities that may become available as a result of the consolidation of the power industry. In addition, FPL Group may be unable to identify attractive acquisition opportunities at favorable prices and to successfully and timely complete and integrate them.

- FPL Group and FPL rely on access to capital markets as a significant source of liquidity for capital requirements not satisfied by operating cash flows. The inability of FPL Group and FPL to maintain their current credit ratings could affect their ability to raise capital on favorable terms, particularly during times of uncertainty in the capital markets, which, in turn, could impact FPL Group's and FPL's ability to grow their businesses and would likely increase interest costs.

- FPL Group's and FPL's results of operations can be affected by changes in the weather. Weather conditions directly influence the demand for electricity and natural gas and affect the price of energy commodities, and can affect the production of electricity at wind and hydro-powered facilities. In addition, severe weather can be destructive, causing outages and/or property damage, which could require additional costs to be incurred.

- FPL Group and FPL are subject to costs and other effects of legal and administrative proceedings, settlements, investigations and claims, as well as the effect of new, or changes in, tax laws, rates or policies, rates of inflation, accounting standards, securities laws or corporate governance requirements.

- FPL Group and FPL are subject to direct and indirect effects of terrorist threats and activities. Generation and transmission facilities, in general, have been identified as potential targets. The effects of terrorist threats and activities include, among other things, terrorist actions or responses to such actions or threats, the inability to generate, purchase or transmit power, the risk of a significant slowdown in growth or a decline in the U.S. economy, delay in economic recovery in the United States, and the increased cost and adequacy of security and insurance.

- FPL Group's and FPL's ability to obtain insurance, and the cost of and coverage provided by such insurance, could be affected by national events as well as company-specific events.

- FPL Group and FPL are subject to employee workforce factors, including loss or retirement of key executives, availability of qualified personnel, collective bargaining agreements with union employees or work stoppage.

The issues and associated risks and uncertainties described above are not the only ones FPL Group and FPL may face. Additional issues may arise or become material as the energy industry evolves. The risks and uncertainties associated with these additional issues could impair FPL Group's and FPL's businesses in the future.

FPL Group, Inc.
Condensed Consolidated Statements of Income
(millions, except per share amounts)
(unaudited)

Three Months Ended **December 31, 2004**	Florida Power & Light		FPL Energy		Corporate & Other		FPL Group, Inc.	
Operating Revenues	$	2,135	$	432	$	22	$	2,589
Operating Expenses								
Fuel, purchased power and interchange		1,125		199		4		1,328
Other operations and maintenance		290		106		14		410
Restructuring charge		-		81		-		81
Depreciation and amortization		229		67		5		301
Taxes other than income taxes		197		16		2		215
Total operating expenses		1,841		469		25		2,335
Operating Income (Loss)		294		(37)		(3)		254
Other Income (Deductions)								
Interest charges		(47)		(44)		(30)		(121)
Equity in earnings of equity method investees		-		17		-		17
Allowance for equity funds used during construction		11		-		-		11
Other – net		(3)		7		9		13
Total other income (deductions) – net		(39)		(20)		(21)		(80)
Income (Loss) Before Income Tax Expense (Benefit)		255		(57)		(24)		174
Income Tax Expense (Benefit)		91		(46)		(44)		1
Net Income (Loss)	$	**164**	$	**(11)**	$	**20**	$	**173**
Reconciliation of Net Income (Loss) to Adjusted Earnings (Loss):								
Net Income (Loss)	$	164	$	(11)	$	20	$	173
Adjustments, net of income taxes:								
Net unrealized mark-to-market (gains) losses associated with non-qualifying hedges		-		2		-		2
Adjusted Earnings (Loss)	$	**164**	$	**(9)**	$	**20**	$	**175**
Earnings (Loss) Per Share (assuming dilution)	$	**0.90**	$	**(0.06)**	$	**0.10**	$	**0.94**
Earnings (Loss) Per Share excluding certain items	$	**0.90**	$	**(0.05)**	$	**0.10**	$	**0.95**
Weighted-average shares outstanding (assuming dilution)								**183**

FPL Energy's interest charges are based on a deemed capital structure of 50% debt for operating projects and 100% debt for projects under construction. Residual non-utility interest charges are included in Corporate & Other. Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Condensed Consolidated Statements of Income
(millions, except per share amounts)
(unaudited)

Three Months Ended December 31, 2003	Florida Power & Light		FPL Energy		Corporate & Other		FPL Group, Inc.	
Operating Revenues	$	2,100	$	317	$	18	$	2,435
Operating Expenses								
Fuel, purchased power and interchange		1,097		113		4		1,214
Other operations and maintenance		350		101		7		458
Depreciation and amortization		232		59		6		297
Taxes other than income taxes		192		14		1		207
Total operating expenses		1,871		287		18		2,176
Operating Income (Loss)		229		30		-		259
Other Income (Deductions)								
Interest charges		(45)		(37)		(30)		(112)
Preferred stock dividends – FPL		(2)		-		-		(2)
Premium on preferred stock redemption – FPL		(9)		-		-		(9)
Equity in earnings of equity method investees		-		3		-		3
Allowance for equity funds used during construction		5		-		-		5
Other – net		(3)		20		4		21
Total other income (deductions) – net		(54)		(14)		(26)		(94)
Income (Loss) Before Income Tax Expense (Benefit)		175		16		(26)		165
Income Tax Expense (Benefit)		53		(22)		(11)		20
Net Income (Loss)	$	**122**	$	**38**	$	**(15)**	$	**145**
Reconciliation of Net Income (Loss) to Adjusted Earnings (Loss):								
Net Income (Loss)	$	122	$	38	$	(15)	$	145
Adjustments, net of income taxes:								
Net unrealized mark-to-market (gains) losses associated								
with non-qualifying hedges		-		(12)		-		(12)
Adjusted Earnings (Loss)	$	**122**	$	**26**	$	**(15)**	$	**133**
Earnings (Loss) Per Share (assuming dilution)	$	**0.68**	$	**0.21**	$	**(0.08)**	$	**0.81**
Earnings (Loss) Per Share excluding certain items	$	**0.68**	$	**0.14**	$	**(0.08)**	$	**0.74**
Weighted-average shares outstanding (assuming dilution)								**179**

FPL Energy's interest charges are based on a deemed capital structure of 50% debt for operating projects and 100% debt for projects under construction. Residual non-utility interest charges are included in Corporate & Other. Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Condensed Consolidated Statements of Income
(millions, except per share amounts)
(unaudited)

Twelve Months Ended December 31, 2004	Florida Power & Light	FPL Energy	Corporate & Other	FPL Group, Inc.
Operating Revenues	$ 8,734	$ 1,705	$ 83	$ 10,522
Operating Expenses				
Fuel, purchased power and interchange	4,467	734	16	5,217
Other operations and maintenance	1,228	394	50	1,672
Restructuring charge	-	81	-	81
Depreciation and amortization	915	264	19	1,198
Taxes other than income taxes	809	68	5	882
Total operating expenses	7,419	1,541	90	9,050
Operating Income (Loss)	1,315	164	(7)	1,472
Other Income (Deductions)				
Interest charges	(183)	(180)	(126)	(489)
Preferred stock dividends – FPL	(1)	-	1	-
Equity in earnings of equity method investees	-	94	-	94
Allowance for equity funds used during construction	37	-	-	37
Other – net	(10)	29	21	40
Total other deductions – net	(157)	(57)	(104)	(318)
Income (Loss) Before Income Tax Expense (Benefit)	1,158	107	(111)	1,154
Income Tax Expense (Benefit)	409	(65)	(77)	267
Net Income (Loss)	$ 749	$ 172	$ (34)	$ 887
Reconciliation of Net Income (Loss) to Adjusted Earnings (Loss):				
Net Income (Loss)	$ 749	$ 172	$ (34)	$ 887
Adjustments, net of income taxes:				
Net unrealized mark-to-market (gains) losses associated with non-qualifying hedges	-	3	-	3
Adjusted Earnings (Loss)	$ 749	$ 175	$ (34)	$ 890
Earnings (Loss) Per Share (assuming dilution)	$ 4.14	$ 0.95	$ (0.18)	$ 4.91
Earnings (Loss) Per Share excluding certain items	$ 4.14	$ 0.97	$ (0.18)	$ 4.93
Weighted-average shares outstanding (assuming dilution)				181

FPL Energy's interest charges are based on a deemed capital structure of 50% debt for operating projects and 100% debt for projects under construction. Residual non-utility interest charges are included in Corporate & Other. Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Condensed Consolidated Statements of Income
(millions, except per share amounts)
(unaudited)

Twelve Months Ended December 31, 2003	Florida Power & Light		FPL Energy		Corporate & Other		FPL Group, Inc.	
Operating Revenues	$	8,293	$	1,252	$	85	$	9,630
Operating Expenses								
Fuel, purchased power and interchange		4,047		480		12		4,539
Other operations and maintenance		1,250		337		39		1,626
Depreciation and amortization		898		187		20		1,105
Taxes other than income taxes		769		55		5		829
Total operating expenses		6,964		1,059		76		8,099
Operating Income (Loss)		1,329		193		9		1,531
Other Income (Deductions)								
Interest charges		(173)		(124)		(82)		(379)
Preferred stock dividends – FPL		(13)		-		-		(13)
Premium on preferred stock redemption – FPL		(9)		-		-		(9)
Equity in earnings of equity method investees		-		89		-		89
Allowance for equity funds used during construction		14		-		-		14
Other – net		(12)		35		5		28
Total other income (deductions) – net		(193)		-		(77)		(270)
Income (Loss) Before Income Tax Expense (Benefit) and Cumulative Effect of Change in Accounting Principle		1,136		193		(68)		1,261
Income Tax Expense (Benefit)		403		(4)		(31)		368
Income (Loss) Before Cumulative Effect of Change in Accounting Principle		733		197		(37)		893
Cumulative Effect of Adopting FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", Net of Income Taxes of $2		-		(3)		-		(3)
Net Income (Loss)	$	**733**	$	**194**	$	**(37)**	$	**890**
Reconciliation of Net Income (Loss) to Adjusted Earnings (Loss):								
Net Income (Loss)	$	733	$	194	$	(37)	$	890
Adjustments, net of income taxes:								
Accounting change (FIN 46) – FPL Energy		-		3		-		3
Net unrealized mark-to-market (gains) losses associated with non-qualifying hedges		-		(22)		-		(22)
Adjusted Earnings (Loss)	$	**733**	$	**175**	$	**(37)**	$	**871**
Earnings (Loss) Per Share (assuming dilution)	$	**4.12**	$	**1.09**	$	**(0.21)**	$	**5.00**
Earnings (Loss) Per Share excluding certain items	$	**4.12**	$	**0.98**	$	**(0.21)**	$	**4.89**
Weighted-average shares outstanding (assuming dilution)								**178**

FPL Energy's interest charges are based on a deemed capital structure of 50% debt for operating projects and 100% debt for projects under construction. Residual non-utility interest charges are included in Corporate & Other. Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Preliminary Condensed Consolidated Balance Sheets

(millions)
(unaudited)

December 31, 2004	Florida Power & Light		FPL Energy		Corporate & Other		FPL Group, Inc.	
Property, Plant and Equipment								
Electric utility plant in service and other property	$	23,515	$	7,887	$	318	$	31,720
Less accumulated depreciation and amortization		(9,467)		(940)		(87)		(10,494)
Total property, plant and equipment – net		14,048		6,947		231		21,226
Current Assets								
Cash and cash equivalents		65		92		68		225
Other		1,699		556		51		2,306
Total current assets		1,764		648		119		2,531
Other Assets		3,310		855		415		4,580
Total Assets	$	**19,122**	$	**8,450**	$	**765**	$	**28,337**
Capitalization								
Common stock	$	1,373	$	-	$	(1,371)	$	2
Additional paid-in capital		4,318		4,785		(5,687)		3,416
Retained earnings		459		393		3,313		4,165
Accumulated other comprehensive income (loss)		-		(42)		(4)		(46)
Total common shareholders' equity		6,150		5,136		(3,749)		7,537
Long-term debt		2,813		1,611		3,603		8,027
Total capitalization		8,963		6,747		(146)		15,564
Current Liabilities								
Debt and preferred stock due within one year		1,015		118		584		1,717
Other		1,953		524		54		2,531
Total current liabilities		2,968		642		638		4,248
Other Liabilities and Deferred Credits								
Asset retirement obligation		2,015		192		-		2,207
Accumulated deferred income taxes		2,012		618		59		2,689
Regulatory liabilities		2,465		-		-		2,465
Other		699		251		214		1,164
Total other liabilities and deferred credits		7,191		1,061		273		8,525
Commitments and Contingencies								
Total Capitalization and Liabilities	$	**19,122**	$	**8,450**	$	**765**	$	**28,337**

Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Condensed Consolidated Balance Sheets
(millions)
(unaudited)

December 31, 2003	Florida Power & Light		FPL Energy		Corporate & Other		FPL Group, Inc.	
Property, Plant and Equipment								
Electric utility plant in service and other property	$	22,489	$	7,494	$	289	$	30,272
Less accumulated depreciation and amortization		(9,237)		(671)		(67)		(9,975)
Total property, plant and equipment – net		13,252		6,823		222		20,297
Current Assets								
Cash and cash equivalents		4		74		51		129
Other		1,669		632		40		2,341
Total current assets		1,673		706		91		2,470
Other Assets		2,892		911		365		4,168
Total Assets	$	17,817	$	8,440	$	678	$	26,935
Capitalization								
Common stock	$	1,373	$	-	$	(1,371)	$	2
Additional paid-in capital		4,318		4,961		(6,063)		3,216
Retained earnings		313		221		3,211		3,745
Accumulated other comprehensive income (loss)		-		6		(2)		4
Total common shareholders' equity		6,004		5,188		(4,225)		6,967
Preferred stock of FPL without sinking fund requirements		5		-		-		5
Long-term debt		3,074		1,673		3,976		8,723
Total capitalization		9,083		6,861		(249)		15,695
Current Liabilities								
Debt due within one year		630		103		554		1,287
Other		1,505		495		66		2,066
Total current liabilities		2,135		598		620		3,353
Other Liabilities and Deferred Credits								
Asset retirement obligation		1,908		178		-		2,086
Accumulated deferred income taxes		1,415		651		89		2,155
Regulatory liabilities		2,669		-		-		2,669
Other		607		152		218		977
Total other liabilities and deferred credits		6,599		981		307		7,887
Commitments and Contingencies								
Total Capitalization and Liabilities	$	17,817	$	8,440	$	678	$	26,935

Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

Certain amounts have been reclassified to conform with current year presentation.

FPL Group, Inc.
Condensed Consolidated Statements of Cash Flows
(millions)
(unaudited)

Twelve Months Ended December 31, 2004	Florida Power & Light	FPL Energy	Corporate & Other	FPL Group, Inc.
Cash Flows From Operating Activities				
Net income (loss)	$ 750 [1]	$ 172	$ (35)	$ 887
Adjustments to reconcile net income (loss) to net				
cash provided by (used in) operating activities:				
Depreciation and amortization	870	264	19	1,153
Storm-related costs, net of insurance reimbursements	(627)	-	-	(627)
Deferred income taxes and related regulatory credit	553	(8)	(15)	530
Cost recovery clauses and franchise fees	144	-	-	144
Other – net	258	271	62	591
Net cash provided by (used in) operating activities	**1,948**	**699**	**31**	**2,678**
Cash Flows From Investing Activities				
Capital expenditures of FPL	(1,394)	-	-	(1,394)
Nuclear fuel purchases	(90)	(51)	-	(141)
Independent power investments	-	(476)	-	(476)
Sale of independent power investments	-	93	-	93
Capital expenditures of FPL FiberNet, LLC	-	-	(6)	(6)
Contributions to special use funds	(134)	(14)	-	(148)
Reimbursements from special use funds	218	-	-	218
Sale of Olympus note receivable	-	-	126	126
Funding of secured loan	-	-	(128)	(128)
Other – net	-	11	(27)	(16)
Net cash provided by (used in) investing activities	**(1,400)**	**(437)**	**(35)**	**(1,872)**
Cash Flows From Financing Activities				
Issuances of long-term debt	236	34	299	569
Retirements of long-term debt	-	(82)	(350)	(432)
Issuances of preferred stock - FPL	20	-	(20)	-
Net change in short-term debt	(139)	(6)	(278)	(423)
Issuances of common stock	-	-	81	81
Dividends on common stock	-	-	(467)	(467)
Capital distributions to FPL Group – net	-	(184)	184	-
Other – net	(604)	(6)	572	(38)
Net cash provided by (used in) financing activities	**(487)**	**(244)**	**21**	**(710)**
Net increase (decrease) in cash and cash equivalents	**61**	**18**	**17**	**96**
Cash and cash equivalents at beginning of period	**4**	**74**	**51**	**129**
Cash and cash equivalents at end of period	**$ 65**	**$ 92**	**$ 68**	**$ 225**

[1] Excludes preferred stock dividends.

Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Condensed Consolidated Statements of Cash Flows

(millions)
(unaudited)

Twelve Months Ended December 31, 2003	Florida Power & Light	FPL Energy	Corporate & Other	FPL Group, Inc.
Cash Flows From Operating Activities				
Net income (loss)	$ 755 [1]	$ 194	$ (59)	$ 890
Adjustments to reconcile net income (loss) to net				
cash provided by (used in) operating activities:				
Depreciation and amortization	853	187	20	1,060
Cumulative effect of a change in accounting principle	-	5	-	5
Deferred income taxes and related regulatory credit	172	402	14	588
Cost recovery clauses and franchise fees	(186)	-	-	(186)
Other – net	(37)	(138)	72	(103)
Net cash provided by (used in) operating activities	**1,557**	**650**	**47**	**2,254**
Cash Flows From Investing Activities				
Capital expenditures of FPL	(1,383)	-	-	(1,383)
Nuclear fuel purchases	(26)	(16)	-	(42)
Independent power investments	-	(1,461)	-	(1,461)
Capital expenditures of FPL FiberNet, LLC	-	-	(8)	(8)
Contributions to special use funds	(157)	(17)	1	(173)
Funding of secured loan	-	-	(47)	(47)
Other – net	1	8	16	25
Net cash provided by (used in) investing activities	**(1,565)**	**(1,486)**	**(38)**	**(3,089)**
Cash Flows From Financing Activities				
Issuances of long-term debt	877	1,022	1,096	2,995
Retirements of long-term debt	(388)	(43)	-	(431)
Retirements of preferred stock	(228)	-	-	(228)
Net change in short-term debt	(121)	5	(1,122)	(1,238)
Issuances of common stock	-	-	73	73
Dividends on common stock	-	-	(425)	(425)
Capital contributions from FPL Group – net	600	(97)	(503)	-
Other – net	(728)	(14)	694	(48)
Net cash provided by (used in) financing activities	**12**	**873**	**(187)**	**698**
Net increase (decrease) in cash and cash equivalents	**4**	**37**	**(178)**	**(137)**
Cash and cash equivalents at beginning of period	**-**	**37**	**229**	**266**
Cash and cash equivalents at end of period	**$ 4**	**$ 74**	**$ 51**	**$ 129**

[1] Excludes preferred stock dividends and loss on redemption of preferred stock.

Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Earnings Per Share Summary

(assuming dilution)
(unaudited)

	Three Months Ended December 31,			
	2004		**2003**	
Florida Power & Light Company	$	0.90	$	0.68
FPL Energy, LLC		(0.06)		0.21
Corporate and Other		0.10		(0.08)
Earnings Per Share	$	**0.94**	$	**0.81**

Reconciliation of Earnings Per Share to Adjusted Earnings Per Share:

Earnings Per Share	$	0.94	$	0.81
Adjustments, net of income taxes:				
Net unrealized mark-to-market (gains) losses associated with non-qualifying hedges, primarily FPL Energy		0.01		(0.07)
Adjusted Earnings Per Share	$	**0.95**	$	**0.74**

	Twelve Months Ended December 31,			
	2004		**2003**	
Florida Power & Light Company	$	4.14	$	4.12
FPL Energy, LLC		0.95		1.09
Corporate and Other		(0.18)		(0.21)
Earnings Per Share	$	**4.91**	$	**5.00**

Reconciliation of Earnings Per Share to Adjusted Earnings Per Share:

Earnings Per Share	$	4.91	$	5.00
Adjustments, net of income taxes:				
Accounting change (FIN 46) – FPL Energy		-		0.02
Net unrealized mark-to-market (gains) losses associated with non-qualifying hedges, primarily FPL Energy		0.02		(0.13)
Adjusted Earnings Per Share	$	**4.93**	$	**4.89**

FPL Group, Inc.
Earnings Per Share Contributions
(assuming dilution)
(unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year-To-Date
FPL Group – 2003 Earnings Per Share	$ 0.99	$ 1.34	$ 1.86	$ 0.81	$ 5.00
Florida Power & Light – 2003 Earnings Per Share	**0.76**	**1.12**	**1.55**	**0.68**	**4.12**
Customer growth	0.07	0.09	0.10	0.06	0.31
Usage due to weather	(0.17)	(0.04)	(0.01)	(0.06)	(0.28)
Storm impact (weather and O&M expenses)	-	-	(0.14)	(0.01)	(0.15)
Underlying usage growth, mix and other	(0.06)	(0.02)	0.06	0.07	0.07
Depreciation expense	(0.04)	(0.02)	(0.01)	0.01	(0.06)
Shareholder lawsuit settlement proceeds	-	-	-	0.07	0.07
Other O&M expenses	0.01	(0.03)	(0.06)	0.10	0.03
Other, including AFUDC and share dilution	0.01	0.04	0.03	(0.02)	0.03
Florida Power & Light – 2004 Earnings Per Share	**0.58**	**1.14**	**1.52**	**0.90**	**4.14**
FPL Energy – 2003 Earnings Per Share	**0.25**	**0.28**	**0.35**	**0.21**	**1.09**
New investments	0.04	0.09	0.03	0.01	0.17
Existing assets	0.08	0.05	0.08	0.11	0.32
Asset optimization and trading	0.01	0.02	(0.01)	-	0.01
Marcus Hook contract restructuring	-	-	-	(0.26)	(0.26)
Other restructurings	0.17	-	(0.03)	-	0.14
Bastrop impairment	(0.17)	-	0.01	-	(0.16)
Interest expense	(0.07)	(0.07)	(0.03)	(0.03)	(0.19)
Non-qualifying hedges impact	(0.03)	0.04	(0.08)	(0.08)	(0.15)
Cumulative Effect of Change in Accounting Principle:					
FIN 46, "Consolidation of Variable Interest Entities"	-	-	0.02	-	0.02
Other, including share dilution and rounding	0.02	(0.03)	-	(0.02)	(0.04)
FPL Energy – 2004 Earnings Per Share	**0.30**	**0.38**	**0.34**	**(0.06)**	**0.95**
Corporate and Other – 2003 Earnings Per Share	**(0.02)**	**(0.06)**	**(0.04)**	**(0.08)**	**(0.21)**
FPL FiberNet operations	(0.04)	-	-	(0.01)	(0.04)
Other, including interest expense, tax resolutions, share dilution and rounding	(0.05)	(0.03)	(0.06)	0.19	0.07
Corporate and Other – 2004 Earnings Per Share	**(0.11)**	**(0.09)**	**(0.10)**	**0.10**	**(0.18)**
FPL Group – 2004 Earnings Per Share	$ 0.77	$ 1.43	$ 1.76	$ 0.94	$ 4.91

The sum of the quarterly amounts may not equal the total for the year due to rounding.

FPL Group, Inc.
Schedule of Total Debt and Equity
(millions)
(unaudited)

December 31, 2004		Per Books		Adjusted [1]
Long-term debt and preferred stock, including current maturities, commercial paper, and notes payable:				
Equity-linked debt securities	$	1,081		
Junior Subordinated Debentures[2]		309		
Project debt:				
Natural gas-fired assets		421		
Wind assets		601		
Debt with partial corporate support:				
Natural gas-fired assets		348		
Other long-term debt and preferred stock, including current maturities, commercial paper, and notes payable		6,984		6,984
Total debt and preferred stock		9,744		6,984
Junior Subordinated Debentures[2]				309
Common shareholders' equity		7,537		7,537
Equity-linked debt securities				1,081
Total capitalization, including debt due within one year	**$**	**17,281**	**$**	**15,911**
Debt ratio		**56%**		**44%**

December 31, 2003		Per Books		Adjusted [1]
Long-term debt, including current maturities, commercial paper, and notes payable:				
Equity-linked debt securities	$	1,081		
Project debt:				
Natural gas-fired assets		462		
Wind assets		631		
Debt with partial corporate support:				
Natural gas-fired assets		343		
Other long-term debt, including current maturities, commercial paper, and notes payable		7,493		7,493
Total debt		10,010		7,493
Preferred stock of FPL without sinking fund requirements		5		5
Common shareholders' equity		6,967		6,967
Equity-linked debt securities				1,081
Total capitalization, including debt due within one year	**$**	**16,982**	**$**	**15,546**
Debt ratio		**59%**		**48%**

[1] Ratios exclude impact of imputed debt for purchase power obligations

[2] Adjusted to reflect preferred stock characteristics of these securities (preferred trust securities)

FPL Group, Inc.
Commercial Paper, Notes Payable, and Current Maturities
of Long-term Debt and Preferred Stock Schedule as of 12/31/04
(unaudited)

Type of Debt	Interest Rate (%)	Maturity Date	Amount (millions)	
Florida Power & Light				
Commercial Paper	VAR	VAR	$	492
First Mortgage Bonds	6.875	12/01/05		500
Preferred stock	4.500	01/03/05		25
Fair value swap				(2)
TOTAL FLORIDA POWER & LIGHT				**1,015**
FPL Group Capital				
Commercial Paper	VAR	VAR		-
Debentures	1.875	03/30/05		200
Debentures	VAR	03/30/05		400
Other Debt	7.350	01/10/05		5
Fair value swap				(1)
FPL Energy				
Senior Secured Bonds				
Principal Payments	6.876	06/27/05		9
Principal Payments	6.639	06/30/05		22
Principal Payments	7.520	06/30/05		22
Principal Payments	7.520	12/31/05		19
Total Senior Secured Bonds				72
Senior Secured Notes				
Principal Payments	7.110	06/30/05		2
Principal Payments	7.110	12/31/05		2
Total Senior Secured Notes				4
Construction Term Facility				
Principal Payments	VAR	06/30/05		4
Principal Payments	VAR	12/31/05		15
Total Construction Term Facility				19
Other Debt				
Principal Payments	VAR	01/31/05		3
Principal Payments	VAR	03/31/05		3
Principal Payments	VAR	06/30/05		3
Principal Payments	VAR	07/31/05		6
Principal Payments	VAR	09/30/05		3
Principal Payments	VAR	12/31/05		4
Total Other Debt				22
TOTAL FPL ENERGY				117
TOTAL FPL GROUP CAPITAL				**721**
Preferred stock - FPL Group elimination	4.500	01/03/05		(20)
TOTAL FPL GROUP, INC.			$	**1,716**

May not agree to financial statements due to rounding.

FPL Group, Inc.
Long-term Debt, Net of Current Maturities
Schedule as of 12/31/04
(unaudited)

Type of Debt	Interest Rate (%)	Maturity Date	Amount (millions)
Florida Power & Light			
First Mortgage Bonds			
First Mortgage Bonds	6.000	06/01/08	$ 200
First Mortgage Bonds	5.875	04/01/09	225
First Mortgage Bonds	4.850	02/01/13	400
First Mortgage Bonds	5.850	02/01/33	200
First Mortgage Bonds	5.950	10/01/33	300
First Mortgage Bonds	5.625	04/01/34	500
First Mortgage Bonds	5.650	02/01/35	240
Total First Mortgage Bonds			2,065
Revenue Refunding Bonds			
Miami-Dade Solid Waste Disposal	VAR	02/01/23	15
St. Lucie Solid Waste Disposal	VAR	05/01/24	79
Total Revenue Refunding Bonds			94
Pollution Control Bonds			
Dade	VAR	04/01/20	9
Martin	VAR	07/15/22	96
Jacksonville	VAR	09/01/24	46
Manatee	VAR	09/01/24	17
Putnam	VAR	09/01/24	4
Jacksonville	VAR	05/01/27	28
St. Lucie	VAR	09/01/28	242
Jacksonville	VAR	05/01/29	52
Total Pollution Control Bonds			494
Industrial Bonds			
Dade	VAR	06/01/21	46
Total Industrial Bonds			46
FPL Fuels Senior Secured Notes	2.340	06/11/06	135
Unamortized discount			(20)
TOTAL FLORIDA POWER & LIGHT			**2,814**
FPL Group Capital			
Debentures			
Debentures	3.250	04/11/06	500
Debentures	7.625	09/15/06	600
Debentures (A Equity Units)	4.750	02/16/07	575
Debentures	6.125	05/15/07	500
Debentures (B Equity Units)	5.000	02/16/08	506
Debentures	7.375	06/01/09	225
Debentures	7.375	06/01/09	400
Debentures (Junior Subordinated)	5.875	03/15/44	309
Total Debentures			3,615
Fair value swaps			(7)
Unamortized discount			(4)
FPL Energy			
Senior Secured Bonds			
Senior Secured Bonds	6.876	06/27/17	109
Senior Secured Bonds	7.520	06/30/19	269
Senior Secured Bonds	6.639	06/20/23	339
Total Senior Secured Bonds			717
Senior Secured Notes	7.110	06/28/20	107
Construction Term Facility	VAR	06/30/08	330
Other Debt			
Other Debt	VAR	12/27/07	333
Other Debt	VAR	12/19/17	113
Other Debt	8.010	12/31/18	3
Other Debt	6.650	09/30/20	6
Other Debt	10.630	09/30/20	3
Total Other Debt			458
TOTAL FPL ENERGY			1,612
TOTAL FPL GROUP CAPITAL			**5,216**
TOTAL FPL GROUP, INC.			**$ 8,030**

May not agree to financial statements due to rounding.

Florida Power & Light Company
Statistics
(unaudited)

Periods ended December 31,	Three Months		Twelve Months	
	2004	**2003**	**2004**	**2003**
Energy sales (million kWh)				
Residential	13,030	12,890	52,502	53,485
Commercial	10,826	10,580	42,064	41,425
Industrial	992	991	3,964	4,004
Public authorities	138	150	564	582
Electric utilities	399	373	1,531	1,511
Increase (decrease) in unbilled sales	(1,335)	(1,460)	59	(156)
Interchange power sales	566	863	2,951	2,351
Total	24,616	24,387	103,635	103,202
Average price (cents/kWh) [1]				
Residential	9.07	9.09	9.06	8.64
Commercial	7.75	7.74	7.76	7.32
Industrial	6.34	6.34	6.33	5.89
Total	8.36	8.36	8.36	7.95
Average customer accounts (000's)				
Residential	3,764	3,684	3,745	3,653
Commercial	462	449	458	445
Industrial	19	18	19	17
Other	3	3	3	2
Total	**4,248**	**4,154**	**4,225**	**4,117**

[1] Excludes interchange power sales, net change in unbilled revenues, deferrals under cost recovery clauses and the provision for refund.

	2004	**Normal**	**2003**
Three months ended December 31			
Heating degree-days	87	93	111
Cooling degree-days	249	244	322
Twelve months ended December 31			
Heating degree-days	272	318	382
Cooling degree-days	1,712	1,646	1,893